September 9, 2020

U.S. Securities and Exchange Commission (“Commission” or “Staff”)

c/o Ms. Melissa Raminpour and Ms. Heather Clark

Division of Corporation Finance

Office of Manufacturing

Washington, DC 20549

Re:	Silicon Motion Technology Corporation

Form 6-K furnished April 29, 2020

Form 6-K furnished July 30, 2020

File No. 000-51380

Dear Ms. Raminpour and Ms. Clark:

Reference is made to the letter received from the Commission dated August 25, 2020 regarding Form 6-Ks dated April 29, 2020 and July 30, 2020 of Silicon Motion Technology Corporation (the “Company”).

For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. The Company’s response to the comments is as follows.

Form 6-K furnished July 30, 2020

Comment:

1. We note from your response to our prior comment 3 that you will change your presentation in future filings to present your non-GAAP measures “without appearing to be a full non-GAAP income statement.” However, we note that your presentation did not change from your Q1 2020 results furnished on April 29, 2020 to your Q2 2020 results furnished on July 30, 2020, after the date of our letter on July 9, 2020. In this regard, please provide us with your proposed disclosure in future Forms 6-K.

Response:

We acknowledge the Staff’s comments and respectfully note that non-GAAP presentation were not revised in our Q2 2020 results as we replied to the Commission on August 14th, after the release of our Q2 2020 results on July 30th. In our reply, we agreed to change in future filings the presentation of non-GAAP measures without appearing to be a full non-GAAP income statement. We provide as an exhibit to this letter our proposed revised disclosure in future Forms 6-K.

8F, #36 Taiyuan St., Jhubei, Hsinchu 30265, Taiwan	Tel: +886-3-552-6888	Fax: +886-3-552-6988
www.siliconmotion.com

Comment:

2. We note your response to our prior comment 4 that you will “discontinue the presentation of FCI divestiture adjustments in subsequent periods when for sequential or year-after- year comparisons, past periods no longer include FCI operating results and the gain from divestiture.” However, we continue to believe that as the FCI divested operations did not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20, your non-GAAP measures appear to substitute individually tailored recognition and measurement methods for those of GAAP. Therefore, as originally stated, please revise your non-GAAP presentations to comply with Question 100.04 of the Non-GAAP C&DIs by removing the FCI divestiture adjustments. Please be advised that the revenue example discussed in Question 100.04 is only one example of a tailored measure. Note that alternatively, you may adjust for just the gain from the divestiture, given that it was a one-time, non-cash charge.

Response:

We acknowledge the Staff’s comments that FCI divestiture adjustments included in our non-GAAP measures could be construed as an individually tailored accounting principle and will remove this from future non-GAAP presentations. We will instead provide a summary of the impact on individual line items of the FCI divestiture separately so investors can reconcile with our previous non-GAAP disclosures and continue to evaluate our business consistently without FCI. Please refer to the exhibit to this letter for our proposed presentation in future Forms 6-K.

Should you have any questions or wish to discuss the foregoing in further detail, please feel free to contact the undersigned.

Sincerely,

SILICON MOTION TECHNOLOGY CORPORATION

By	/s/ Riyadh Lai

Riyadh Lai, Chief Financial Officer

Exhibit

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Six Months Ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2019	2020	2020	2019	2020
	($)	($)	($)	($)	($)
Gross profit (GAAP)	46,129	63,892	68,394	93,748	132,286
Gross margin (GAAP)	46.7%	48.1%	50.0%	48.4%	49.1%
Stock-based compensation (A)	7	38	3	114	41
SSD solutions restructuring	4,985	—	—	4,985	—
Gross profit (non-GAAP) (B)	51,121	63,930	68,397	98,847	132,327
Gross margin (non-GAAP) (C)	51.7%	48.2%	50.0%	51.1%	49.1%
Operating expenses (GAAP)	33,851	39,798	38,255	73,477	78,053
Stock-based compensation (A)	(219)	(2,444)	(243)	(4,515)	(2,687)
Amortization of intangible assets	(255)	—	—	(510)	—
Litigation expense	—	—	—	2	—
Operating expenses (non-GAAP) (B)	33,377	37,354	38,012	68,454	75,366
Operating profit (GAAP)	12,278	24,094	30,139	20,271	54,233
Operating margin (GAAP)	12.4%	18.1%	22.0%	10.5%	20.1%
Total adjustments to operating profit	5,466	2,482	246	10,122	2,728
Operating profit (non-GAAP) (B)	17,744	26,576	30,385	30,393	56,961
Operating margin (non-GAAP) (C)	18.0%	20.0%	22.2%	15.7%	21.1%
Non-operating income (expense) (GAAP)	14,727	1,267	1,187	16,816	2,454
Foreign exchange loss (gain), net	68	481	142	(425)	623
Gain on disposal of long-term investments	(12,904)	—	—	(12,904)	—
Non-operating income (expense) (non-GAAP) (B)	1,891	1,748	1,329	3,487	3,077
Net income (GAAP)	26,484	25,915	28,211	34,756	54,126
Total pre-tax impact of non-GAAP adjustments (B)	(7,370)	2,963	388	(3,207)	3,351
Income tax impact of non-GAAP adjustments (B)	(79)	(524)	2	(758)	(522)
Net income (non-GAAP) (B), (C)	19,035	28,354	28,601	30,791	56,955
Earnings per diluted ADS (GAAP)	$0.75	$0.74	$0.80	$0.98	$1.54
Earnings per diluted ADS (non-GAAP) (B), (C)	$0.54	$0.80	$0.81	$0.87	$1.62

Shares used in computing earnings per diluted ADS (GAAP)	35,536	35,246	35,164	35,505	35,147
Non-GAAP Adjustments	32	63	36	63	49
Shares used in computing earnings per diluted ADS (non-GAAP)	35,568	35,309	35,200	35,568	35,196
(A) Excludes stock-based compensation as follows:
Cost of Sales	7	38	3	114	41
Research & development	112	1,655	118	2,939	1,773
Sales & marketing	70	335	85	678	420
General & administrative	37	454	40	898	494
(B) FCI divestiture items previously excluded from non-GAAP:
Revenue	4,566	—	—	10,359	—
Gross Profit	2,597	—	—	5,687	—
Operating Expenses	2,158	—	—	8,542	—
Operating Profit(Loss)	439	—	—	(2,855)	—
Non-Operating Income(Expense)	(4)	—	—	9	—
Taxes	3	—	—	8	—
Net income(Loss)	432	—	—	(2,854)	—
EPS	0.01	—	—	(0.08)	—
(C) Reconciliation with previous non-GAAP disclosures:
Revenue (non-GAAP) less FCI	94,280	132,769	136,811	183,181	269,580
Gross Margin (non-GAAP) less FCI	51.5%	48.2%	50.0%	50.9%	49.1%
Operating Margin (non-GAAP) less FCI	18.4%	20.0%	22.2%	18.2%	21.1%
Earnings per diluted ADS (non-GAAP) less FCI	$0.52	$0.80	$0.81	$0.95	$1.62

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